Callon Petroleum Company

One Briarlake Plaza

2000 W. Sam Houston Parkway S., Suite 2000

Houston, Texas 77042

October 7, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Karina Dorin, Staff Attorney
Loan Lauren Nguyen, Legal Branch Chief

Re:	Callon Petroleum Company
Registration Statement on Form S-4
File No. 333-233366

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Callon Petroleum Company respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that it will become effective at 2:00 p.m., Eastern Time, on October 9, 2019, or as soon as practicable thereafter.

Please direct any questions regarding this correspondence to our counsel, Sean T. Wheeler of Kirkland & Ellis LLP at (713) 836-3427 or Lanchi D. Huynh of Kirkland & Ellis LLP at (214) 972-1673.

Very truly yours,

Callon Petroleum Company

By:	/s/ Michol L. Ecklund
Name:	Michol L. Ecklund
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Joseph C. Gatto, Jr., Callon Petroleum Company

Sean T. Wheeler, P.C., Kirkland & Ellis LLP

Lanchi D. Huynh, Kirkland & Ellis LLP